                            PacifiCorp News Release

For further information contact:

Scott Hibbs for investor contacts - (503) 731-2123
Angela Hult for investor contacts - (503) 731-2192
Dave Mead for media contacts - (503) 464-6262

June 13, 1997

PacifiCorp to Acquire The Energy Group for $9.6 Billion; Gains Significant Energy Presence on Three Continents

     NEW YORK - PacifiCorp (NYSE: PPW), a diversified energy company in the United States and Australia, dramatically accelerated its global expansion efforts today, announcing a cash tender offer for The Energy Group PLC (LSE/NYSE: TEG), a diversified energy company in the United Kingdom, the U.S. and Australia.

     The boards of directors of both companies unanimously approved the transaction, valued at $9.6 billion in debt and equity.

     PacifiCorp Holdings, Inc., a wholly owned subsidiary of PacifiCorp, is offering 6.955 pounds ($11.35) per ordinary share (including a net dividend of 5.5 pense to be paid prior to consummation of the offer) for The Energy Group. PacifiCorp will assume The Energy Group's $3.8 billion of debt in the transaction.

     Upon completion of the transaction, PacifiCorp will have 5 million electric and gas customers, 17,000 megawatts of generation capacity and more than 10 billion tons of coal reserves.

     In addition, PacifiCorp will be sharpening its focus in the energy sector by the planned sale of its Pacific Telecom (PTI) subsidiary to Century Telephone Enterprises, Inc. (NYSE: CTL) for $1.5 billion in cash, plus assumption of Pacific Telecom debt.

     Fred Buckman, President and Chief Executive Officer of PacifiCorp, said "This powerful combination positions the combined group as a premier global energy company with a significant presence on three continents. The Energy Group's large, diverse customer base, expertise in energy trading and risk management and industry-leading position in coal strategically complement PacifiCorp's competitive strengths in fuel management, low-cost power generation and bulk power marketing.

     PacifiCorp and The Energy Group are already among the lowest-cost energy suppliers in the marketplace and are committed to meeting customers' total energy needs. The combination will provide contestable customers with access to highly competitive energy prices and a wide range of superior products and services," Buckman said. "Additionally, the experience gained in contestable markets will benefit our retail customers as the U.S. market is restructured."

     Derek Bonham, The Energy Group Executive Chairman, said, "Our results, announced today, demonstrate the soundness of our business. We have successfully taken the initial steps to implement our strategy.

     "PacifiCorp recognized the benefits of this strategy and has offered a price that represents excellent value for our shareholders," Bonham said.

     The combination is expected to be meaningfully accretive to PacifiCorp's earnings in the first year following completion of the transaction and thereafter, without considering the benefits of synergy resulting from potential cost reductions and revenue enhancements.

     PacifiCorp will acquire The Energy Group through PacifiCorp Holdings, Inc., which will finance the cash transaction initially through borrowings and the sale of its noncore assets. The debt financing will be provided through multiple debt facilities arranged by Citibank, Goldman, Sachs & Co., and J.P. Morgan.

     The offer is subject to regulatory approvals in the U.K. and to the conditions of the Hart-Scott-Rodino Antitrust Act in the U.S. PacifiCorp expects to mail formal tender offer documents to The Energy Group shareholders shortly and to consummate the offer within a few months.

     Goldman, Sachs & Co. is PacifiCorp's financial adviser for the transaction and acted as coordinator for the financing. The Energy Group is represented by Lazard and Morgan Stanley & Co. Limited.

     The Energy Group, previously part of Hanson PLC, became an independent company on February 24, 1997. It owns Eastern, the largest British regional electric company (REC) with 3.1 million retail electric and gas customers. PacifiCorp has 1.4 million retail electric customers in the western U.S. and 550,000 in the State of Victoria, Australia.

     Eastern is one of the lowest-cost electricity suppliers in the U.K., and is well-positioned to prosper when the U.K. market becomes fully competitive in 1998. U.K. electricity customers with demand for more than 100 kilowatts can now choose their supplier.

     The Energy Group owns the world's largest private coal company, Peabody, a low-cost, low-sulfur coal producer with more than 9 billion tons of reserves in the U.S. and 260 million tons of reserves in Australia. Peabody provides fuel to 150 power plants in the U.S.

PacifiCorp is a major coal operator in the U.S. with 421 million tons of reserves and in Australia with 450 million tons.

     PacifiCorp and The Energy Group both have natural gas marketing skills and assets. PacifiCorp recently purchased TPC Corporation, a Houston-based natural gas storage and marketing company.

     PacifiCorp owns or controls 10,000 megawatts of generation in the U.S., while The Energy Group has 6,700 megawatts of generation in the U.K. PacifiCorp is one of the lowest-cost providers of electricity in the U.S., with average production costs 25 percent less than the national average.

     The combination positions the company to be the largest power sales, marketing and trading company in the U.S. It joins PacifiCorp's significant western U.S. power marketing business, its expanding eastern U.S. power marketing business and Peabody's presence as one of the largest suppliers of fuel to the U.S. electricity industry.

     Buckman said he was delighted with the opportunity to work with The Energy Group management team and will recommend that Bonham and John Devaney, Chief Executive of Eastern, be invited to join the Board of Directors of PacifiCorp following the acquisition.

     In addition, Buckman said that a management committee will be formed consisting of Bonham and Devaney, as well as Eric Anstee, Finance Director of The Energy Group, Irl Engelhardt, Chief Executive of Peabody, and senior executives from PacifiCorp.

     Buckman will remain as President and Chief Executive Officer of the combined group, Richard O'Brien as Senior Vice President and Chief Financial Officer and Verl Topham as Senior Vice President and General Counsel.

     The combined company will have a workforce of 26,000. The companies do not expect the combination to result in significant workforce reductions.

     As part of the financing of the transaction, PacifiCorp has entered into an agreement to sell Pacific Telecom, a rural local exchange telephone company with 570,000 customer access lines in the U.S., to Louisiana-based Century for $1.5 billion in cash, in addition to Century's assumption of PTI's debt.

     "Pacific Telecom has been an important part of PacifiCorp's success for many years; however, our strategic focus is to become a leading global energy provider," Buckman said. "This transaction focuses PacifiCorp squarely on the energy sector and will enable us to better meet the diversified energy needs of our customers."

     The sale of Pacific Telecom is subject to regulatory approvals in certain of the states in which it does business.

     PacifiCorp also plans to sell other noncore assets, including PacifiCorp Financial Services and Pacific Generation Company.